Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company 401(k) & Retirement Plan:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-151841) of the H.B. Fuller Company of our report dated June 23, 2011 with respect to the statements of net assets available for benefits of the H.B. Fuller Company 401(k) & Retirement Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedule as of the year ended December 31, 2010, which report appears elsewhere in this December 31, 2010 annual report on Form 11-K.

By: /s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 23, 2011